Filed by Jefferies Financial Group Inc.

Pursuant to Rule 425 under the Securities Act of 1933, as amended

Subject Company: HomeFed Corporation

(Commission File No. 001-10153)

On February 19, 2019, Jefferies Financial Group Inc. (“Jefferies”) issued the following press release with respect to a proposal regarding an acquisition of HomeFed Corporation (“HomeFed”):

JEFFERIES FINANCIAL GROUP INC.

ANNOUNCES PROPOSAL TO ACQUIRE BALANCE OF HOMEFED

New York, New York, February 19, 2019 — Jefferies Financial Group Inc. (NYSE: JEF or Jefferies), which currently owns 70.1% of HomeFed Corporation (OTCMKTS: HOFD or HomeFed), a developer and owner of residential and mixed-use real estate properties primarily in California and New York, announced today that it is proposing to acquire the remaining common stock of HomeFed not already owned by Jefferies (the “Proposed Transaction”). The Proposed Transaction would entail Jefferies issuing two shares of Jefferies common stock for each share of the HomeFed’s common stock to be acquired by Jefferies. Jefferies’ proposal will include a condition that the Proposed Transaction will require the approval of a majority of the outstanding shares of the HomeFed’s Common Stock not already owned by Jefferies (or its affiliates), in addition to any other vote required by applicable law.

The Proposed Transaction would involve the issuance of approximately 9.25 million shares of Jefferies common stock, worth approximately $194.0 million at Friday’s closing share price. Upon completion of the proposed transaction, Jefferies’ total post-transaction carrying value of HomeFed’s net assets would be approximately $651.0 million, reflecting a pre-tax gain of approximately $119 million that would result from revaluing our 70.1% historical ownership interest when Jefferies consolidates HomeFed.

Rich Handler and Brian Friedman, CEO and President, respectively, of Jefferies, said “We generally would not issue shares at these prices, but we would do so here to facilitate a strategic transaction that might otherwise not be achievable. As a direct offset to those potentially issued shares, Jefferies’ Board of Directors has, conditioned on the closing of the Proposed Transaction, authorized the repurchase of 9.25 million shares in the open market. This share-repurchase approval is incremental to the $500 million share repurchase recently approved by Jefferies’ Board of Directors. We believe this proposed transaction makes good sense for both Jefferies and HomeFed, as it will allow Jefferies to consolidate HomeFed for tax purposes (which will avoid an extra layer of taxes as HomeFed monetizes its assets), affording greater flexibility as to the timing and form of maximizing value over time.”

Additional Information and Where to Find It

This communication relates to a proposal which Jefferies Financial Group Inc. (“Jefferies”) has made for an acquisition of common stock of HomeFed Corporation (“HomeFed”). In connection with this proposal, Jefferies (and, if a negotiated transaction is agreed, HomeFed) may file one or more registration statements, proxy statements, tender offer statements or other documents with the SEC. This communication is not a substitute for any proxy statement, registration statement, tender offer statement, prospectus or other document Jefferies and/or HomeFed may file with the SEC in connection with the proposed transaction.

Investors and security holders of Jefferies and HomeFed are urged to read the proxy statement, registration statement, tender offer statement, prospectus and/or other documents filed with the SEC carefully in their entirety if and when they become available as they will contain important information about the proposed transaction. Any definitive proxy statement(s) or prospectus(es) (if and when available) will be mailed to stockholders of HomeFed, as applicable. Investors and security holders will be able to obtain free copies of these documents (if and when available) and other documents filed with the SEC by Jefferies or HomeFed through the website maintained by the SEC at http://www.sec.gov.

Non-solicitation

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

Forward-Looking Statements

This communication may “forward-looking statements” within the meaning of the safe harbor provisions of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Forward-looking statements include statements about our future and statements that are not historical facts. These forward-looking statements are usually preceded by the words “should,” “expect,” “intend,” “may,” “will,” or similar expressions. Forward-looking statements may contain expectations regarding the Proposed Transaction, and may include statements of future performance, plans, and objectives. Forward-looking statements represent only our belief regarding future events, many of which by their nature are inherently uncertain. It is possible that the actual results may differ, possibly materially, from the anticipated results indicated in these forward-looking statements. Information regarding important factors, including Risk Factors that could cause actual results to differ, perhaps materially, from those in our forward-looking statements is contained in reports we file with the SEC. You should read and interpret any forward-looking statement together with reports we file with the SEC.